

SECURITIES 07002774 ION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires:
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-48749

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SEGERDAHL & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
250 East Wisconsin Avenue, Suite 800
(No. and Street)

MILWAUKEE, WI 53202
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Johan C. R. Segerdahl, President (414) 291-7820
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

SCRIBNER COHEN AND COMPANY, S.C.
(Name - if individual, state last, first, middle name)

400 E MASON STREET, SUITE 300, MILWAUKEE, WI 53202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.


FEB 28 2007

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountants must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Johan C.R. Segerdahl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Segerdahl & Co., Inc., as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


KATHLEEN M. PECARD
NOTARY PUBLIC
STATE OF WISCONSIN

Signature

President, CEO

Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconcilation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous auc

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



SCRIBNER
COHEN
AND
COMPANY

CPAs
and
Advisors

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Segerdahl & Co., Inc.
Milwaukee, Wisconsin

We have audited the accompanying balance sheets of Segerdahl & Co., Inc. (a Wisconsin S corporation) as of December 31, 2006 and 2005, and the related statements of operations and comprehensive income, stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Segerdahl & Co., Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United States of America generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Segerdahl & Co., Inc. as of December 31, 2006 and 2005, and the results of its operations, its cash flow, and changes in subordinated liabilities for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

400 East Mason Street
Suite 300
Milwaukee, WI 53202
414-271-1700
Fax 414-271- 9925
E-mail: cpa@scribnercohen.com
www.scribnercohen.com

To the Board of Directors of
Segerdahl & Co., Inc.
Page Two

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 15 to 18 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Scribner, Cohen and Company, S.C.

Milwaukee, Wisconsin
February 7, 2007

SEGERDAHL & CO., INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2006 and 2005

ASSETS	2006	2005
CURRENT ASSETS		
Cash and cash equivalents	$ 79,125	$ 15,686
Accounts receivable	33,810	12,091
Investments - held to maturity	29,273	78,504
Total current assets	142,208	106,281
PROPERTY AND EQUIPMENT		
Office equipment	18,106	18,106
Accumulated depreciation	(18,106)	(18,106)
Total property and equipment	-	-
OTHER ASSETS		
Available for sale securities	77,437	35,708
Other investments	9,000	29,100
Total other assets	86,437	64,808
TOTAL ASSETS	$ 228,645	$ 171,089

LIABILITIES AND STOCKHOLDERS' EQUITY	2006	2005
CURRENT LIABILITIES		
Line of credit	$ 100,000	$ 18,500
Accounts payable	629	5,974
Accrued commissions payable	19,765	15,604
Total current liabilities	120,394	40,078
STOCKHOLDERS' EQUITY		
Common stock, Class A - authorized 2,000 shares, $1 par value; 2,000 shares issued and outstanding	2,000	2,000
Common stock, Class B - authorized 2,000 shares, $1 par value, non-voting; 353 shares issued and outstanding	353	353
Paid-in capital	934,227	875,227
Retained earnings (deficit)	(848,471)	(769,082)
Accumulated other comprehensive income	20,142	22,513
Total stockholders' equity	108,251	131,011
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 228,645	$ 171,089

The accompanying notes are an integral part of the financial statements.

SEGERDAHL & CO., INC.
STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
For The Years Ended December 31, 2006 and 2005

	2006	2005
REVENUES		
Commission income	$ 284,143	$ 271,686
Commission income - mutual funds	4,519	2,267
Consult fees	957	211
Interest fees	38,071	28,886
Other fee income	-	2
Total revenues	327,690	303,052
OPERATING EXPENSES		
Salaries	79,038	79,356
Commissions	131,429	106,960
Operations	202,377	214,684
Total operating expenses	412,844	401,000
LOSS FROM OPERATIONS	(85,154)	(97,948)
OTHER REVENUES (EXPENSES)		
Dividend and interest income	3,783	1,328
Rental	8,220	4,110
Interest expense	(6,238)	(3,863)
Total other revenues (expenses)	5,765	1,575
NET LOSS	$ (79,389)	$ (96,373)
OTHER COMPREHENSIVE INCOME		
Unrealized gain on securities	(2,371)	25,355
COMPREHENSIVE INCOME	$ (81,760)	$ (71,018)

The accompanying notes are an integral part of the financial statements.

SEGERDAHL & CO., INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For The Years Ended December 31, 2006 and 2005

	Common Stock Class A	Common Stock Class B	Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Total
BALANCE - DECEMBER 31, 2004	$ 2,000	$ 353	$ 790,227	$ (672,709)	$ (2,842)	$ 117,029
Comprehensive income						
Net loss	-	-	-	(96,373)	-	(96,373)
Other comprehensive income						
Unrealized loss on available for sale securities	-	-	-	-	25,355	25,355
Paid-in capital	-	-	85,000	-	-	85,000
BALANCE - DECEMBER 31, 2005	2,000	353	875,227	(769,082)	22,513	131,011
Comprehensive income						
Net loss	-	-	-	(79,389)	-	(79,389)
Other comprehensive income						
Unrealized gain on available for sale securities	-	-	-	-	(2,371)	(2,371)
Paid-in capital	-	-	59,000	-	-	59,000
BALANCE - DECEMBER 31, 2006	$ 2,000	$ 353	$ 934,227	$ (848,471)	$ 20,142	$ 108,251

The accompanying notes are an integral part of the financial statements.

SEGERDAHL & CO., INC.
STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 2006 and 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (79,389)	$ (96,373)
Adjustments to reconcile net loss to net cash provided by operating activities		
Depreciation	-	127
Changes in operating assets and liabilities		
Accounts receivable	(21,719)	5,737
Accounts payable	(5,345)	2,643
Accrued commissions payable	4,161	5,489
Net cash used in operating activities	(102,292)	(82,377)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of investments	(181,189)	(187,237)
Proceeds from sale of investments	206,420	108,733
Net cash provided by (used in) investing activities	25,231	(78,504)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from line of credit	272,500	434,500
Payments on line of credit	(191,000)	(432,000)
Additional paid-in capital	59,000	85,000
Net cash provided by financing activities	140,500	87,500
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	63,439	(73,381)
CASH AND CASH EQUIVALENTS - BEGINNING	15,686	89,067
CASH AND CASH EQUIVALENTS - ENDING	$ 79,125	$ 15,686
SUPPLEMENTAL INFORMATION		
Cash paid during the year for:		
Interest	$ 6,238	$ 3,863
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES		
NASDAQ stock - total cost	$ 44,100	$ -
Cash paid for stock purchase	(24,000)	-
Cost of stock warrants exercised	$ 20,100	$ -

The accompanying notes are an integral part of the financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a Wisconsin Corporation registered to be a broker/dealer pursuant to the National Association of Securities Dealers, Inc. (NASD) on December 20, 1996.

Allowance for Doubtful Accounts

The company maintains an aging of its trade receivables to determine which accounts are delinquent. Trade receivables are considered for write-off when an invoice is in excess of 180 days old and management has assessed the likelihood of collection as doubtful. No allowance for uncollectible accounts has been established as of December 31, 2006 or 2005 as management currently considers all accounts to be collectible.

Property and Equipment

Property and equipment is stated at cost; maintenance and repairs are charged to operations. Depreciation expense is calculated on an accelerated basis over the respective assets' remaining useful lives, which are as follows:

Office Equipment	5 – 7 years
Software	3 years

Depreciation and amortization expense was $0 and $127 for the years ended December 31, 2006 and 2005, respectively.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Corporation is taxed as an S Corporation under the Internal Revenue Code and applicable state statutes. Under an S Corporation election, the income of the Corporation flows through to the stockholder to be taxed at the individual level rather than the corporate level. Accordingly, no provision or liability for income taxes has been included in the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash Equivalents

For purposes of reporting cash flow, cash and cash equivalents include money market and highly liquid debt instruments with a maturity of three months or less.

NOTE 2 – ACCOUNTS RECEIVABLE

The accounts receivable balance of $33,810 at December 31, 2006 is comprised of $16,477 of broker-to-broker receivables and $17,333 of other receivables. The accounts receivable balance of $12,091 at December 31, 2005 is comprised of broker-to-broker receivables. All accounts are carried at their collectible amounts.

NOTE 3 – INVESTMENTS

The Company's investments in debt securities consists of one U.S. Treasury Bill due April 12, 2007. This investment is classified as held to maturity and is held by Pershing as a Clearing Account; its use is restricted. Held to maturity, securities are reported at amortized cost and consisted of the following at December 31, 2006 and 2005:

	Cost at 12/31/06	Fair Value at 12/31/06	Unrealized Gain (Loss) at 12/31/06
Held to Maturity Securities	$ 29,273	$ 29,598	$ 325
Available-for sale	$ 57,295	$ 77,437	$ 20,142

	Cost at 12/31/05	Fair Value at 12/31/05	Unrealized Gain (Loss) at 12/31/05
Held to Maturity Securities	$ 78,504	$ 79,441	$ 937
Available-for sale	$ 13,195	$ 35,708	$ 22,513

NOTE 3 – INVESTMENTS (CONTINUED)

The available-for sale investments are reported at their aggregate fair value and the net unrealized gain or loss is reported as a separate component in the stockholders' equity section. The Company also holds private placement nonmarketable securities. These investments are recorded at cost; there is no readily determinable fair value as these securities are not publicly traded on a registered securities exchange. The cost of the private placement nonmarketable securities was $9,000 and $29,100 at December 31, 2006 and 2005, respectively.

NOTE 4 – RESERVE REQUIREMENTS

The Corporation is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. Therefore, the Corporation does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3. The Corporation maintains a special account for exclusive benefit of customers as requested for exemption under SEC Rule 15c3-3 (K)(2)(A).

NOTE 5 – MINIMUM CAPITAL

Under SEC Rule 15c3-1, the Corporation is required to maintain net capital of not less than $50,000. At December 31, 2006 and 2005, respectively, the Corporation's net capital as defined was $18,981 and $15,656 in excess of the minimum net capital required.

NOTE 6 – LINE OF CREDIT

The Company has a line of credit available with a bank in the amount of $100,000. The stated interest rate is 7.75% and 7.25% at December 31, 2006 and 2005, respectively. The outstanding balance at December 31, 2006 and 2005 was $100,000 and $18,500, respectively.

NOTE 7 – MAJOR CUSTOMER

The Company had two customers in 2006 and 2005 that represented 92% and 92%, respectively, of revenues earned.

NOTE 8 – RELATED PARTIES

The Company entered into an employee leasing and expense sharing agreement with Iron Block Holdings, LLC, one of the shareholders of the Company, effective January 1, 2003. The agreement states that Iron Block Holdings will supply personnel, fringe benefits and administrative support services. Iron Block Holdings will also provide use of office space and various administrative costs. The Company will pay the costs of those employees assigned to the Company, including salary, fringe benefits, payroll taxes and commissions. The Company will pay 27% in 2006 and 2005 of the cost of office space and other administrative costs. The total amount paid to Iron Block Holdings for payroll and administrative expenses, for the years ended December 31, 2006 and 2005 was $319,146 and $261,881, respectively.

One of the shareholders of the Company owned 15% and 70.45% of Northern Oak Capital Management, Inc., a related party, in 2006 and 2005. The Company received advances from related entities during 2006 and 2005. During 2006, payments of $267,949 were received from Iron Block Holdings, LLC. The Company paid $267,949 in repayment of these advances to Iron Block Holdings, LLC. The amount due to Iron Block Holdings, LLC for the year ended December 31, 2006 was $0. During 2005, payments of $327,728 were received from Iron Block Holdings, LLC. The Company paid $327,728 in repayment of these advances to Iron Block Holdings, LLC. The Company paid advances to Iron Block Holdings, LLC of $591,412. Iron Block Holdings, LLC repaid the advances of $591,412 to the Company. The amounts due to and due from Iron Block Holdings, LLC for the year ended December 31, 2005 were $0 and $0, respectively.

One of the shareholders of the Company owns 80% of Red Granite, which owns 58.06% of Waveland Ventures, LLC in 2006 and 2005. During 2006 and 2005, there were no advances between the Company and Northern Oak Capital Management, Inc. or Waveland Ventures LLC. The amounts due from Waveland Ventures, LLC, Northern Oak Capital Management, Inc., and Iron Block Holdings, LLC for the years ended December 31, 2006 and 2005 are $0.

SEGERDAHL & CO., INC.
SCHEDULE OF COMPUTATION OF NET CAPITAL
December 31, 2006 and 2005

The computation of net capital pursuant to SEC Rule 15c3-1 is as follows:

	2006	2005
NET CAPITAL		
Total stockholders' equity	$ 108,251	$ 131,011
DEDUCTIONS		
Nonallowable assets:		
Accounts receivable	17,333	-
Securities not readily marketable	9,000	64,808
	26,333	64,808
NET CAPITAL BEFORE HAIRCUTS	$ 81,918	$ 66,203
HAIRCUTS ON SECURITIES		
U.S. government obligations	146	393
Securities	11,616	-
Money market instruments	1,175	154
	12,937	547
NET CAPITAL	$ 68,981	$ 65,656
MINIMUM NET CAPITAL REQUIRED	50,000	50,000
EXCESS NET CAPITAL	$ 18,981	$ 15,656
EXCESS NET CAPITAL AT 1,000%	$ 56,942	$ 61,648
AGGREGATE INDEBTEDNESS	$ 120,394	$ 40,079
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	175%	61%
RECONCILIATION OF AUDITED COMPUTATION OF NET CAPITAL TO UNAUDITED PART II FORM X-17A-5		
Net capital as reported in unaudited FOCUS report	$ 68,981	$ 65,656
Decrease in nonallowable assets	3,300	127
Audit adjustments:		
Adjustment to property and equipment	-	(127)
Adjustment to investment cost	(3,300)	-
Total audit adjustments	(3,300)	(127)
Adjustment to computation of haircuts	-	-
NET CAPITAL PER ABOVE	$ 68,981	$ 65,656

The computation of reserve requirements pursuant to SEC rule 15c3-3 and information relating to the possession of control requirements pursuant to SEC Rule 15c3-3 are not required for Segerdahl & Co., Inc. because the transactions are limited to commissions earned from the sale of securities.

The accompanying notes are an integral part of the financial statements.

To the Board of Directors
Segerdahl & Co., Inc.
Page Two

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish

such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be used by, anyone other than those specified parties.

Scribner, Cohen and Company, S.C.

Milwaukee, Wisconsin
February 7, 2007

END